O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.333

June 24, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alere Inc.
PREC14A filed June 13, 2013
DFAN14A filed June 10, 2013
DFAN14A filed May 9, 2103
Filed by Coppersmith Capital Management, LLC et al
File No. 001-16789

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 20, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Coppersmith Capital Management, LLC, together with the other participants in its solicitation (collectively, “Coppersmith”) and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Preliminary Proxy Statement on Schedule 14A filed on June 13, 2013

General

1.
To the extent that any participant in the solicitation has an interest in the solicitation or its outcome different than all shareholders, this must be fully described in the proxy statement.  For example, if by the nature of the business of the entities which are participants in this solicitation, they have an interest in a business combination involving Alere that may differ from the interests of its shareholders generally, please describe in reasonable detail.

We acknowledge the Staff’s comment and confirm that none of the participants in Coppersmith’s proxy solicitation have an interest in a business combination involving Alere that may differ from the interests of Alere’s shareholders generally.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 24, 2013

2.
You disclose that proxies will be solicited by mail, by telephone, personally and electronically.  Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding in your response letter.

Coppersmith confirms its understanding of Rule 14a-6(b) and (c) and intends to file all written soliciting materials, including any emails or scripts used in soliciting proxies, as proxy materials on the date of first use.

3.	If you plan to solicit via the Internet, please tell us whether you intend to solicit via Internet chat rooms and if so, tell us which Web sites you will utilize.

Coppersmith confirms that it does not intend to solicit via Internet chat rooms.

4.
For Proposals 2-4 and 6, you state that you do not make a recommendation and intend to vote your own shares in accordance with the position ISS takes with respect to each such Proposal.  In the section where each such Proposal is addressed, disclose how you will vote signed but unmarked proxies with respect to these Proposals.  It is not clear until the “Voting and Proxy Procedures” section on page 23 that you will abstain with respect to such Proposals.

We acknowledge the Staff’s comment and have revised the Proxy Statement to specify in the section where each of Proposals 2-4 and 6 is addressed that unmarked proxies will be voted “ABSTAIN” with respect to such proposals.  See pages 18-20 and 22 of the Proxy Statement.

Background to the Solicitation, page 4

5.
Confirm that all contacts with Scopia Capital Management leading up to the contest are described here.  For example, did a meeting with a representative of Scopia Capital Management occur on March 26, 2013?  A call on March 14, 2013?  If these contacts occurred but are not described here, explain why, or revise to include a description of them here with appropriate explanatory context.

We have revised the Proxy statement to include disclosure of contacts between representatives of Scopia Capital Management and the Company on March 6, 2013 and March 14, 2013.  See page 4 of the Proxy Statement.

Reasons for the Solicitation, page 7

6.
Exchange Act Rule 14a-9(b) prohibits any statement that “directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”  We believe the allegations that “several” of the Company’s nominees have had “widely reported ethical and/or business judgment lapses” without any factual foundation or even identification of the specific Company nominees referenced implicates Rule 14a-9(b).  The refer4ence to ethical lapses on page 6 of Coppersmith’s open letter to the Company’s Chairman and CEO, later filed as proxy soliciting materials, raises similar concerns.  Please revise.

We have revised the Proxy Statement to provide specifics of the factual foundation for Coppersmith’s belief that there are relevant ethical and business judgment lapses by Company’s nominees.  See page 7 of the Proxy Statement.  Coppersmith confirms that any future references in its proxy soliciting materials to such ethical and/or business judgment lapses will be accompanied by specifics on the factual foundation for Coppersmith’s views.

June 24, 2013

7.
All statements of belief or opinion must be specifically characterized as such, and must be supported by a reasonable factual foundation.  Support for opinions or beliefs should be self-evident, disclosed in your proxy statements or provided to the staff on a supplemental basis with a view toward additional disclosure.  We note the following non-exhaustive examples of statements or assertions which must be supported:

•	The assertion at the top of page 14 that divestitures could yield over $3 billion to be applied to Alere’s debt balance; and

We acknowledge the Staff’s comment.  On a supplemental basis Coppersmith provides the following support for its belief that divestitures could yield over $3 billion to be applied to Alere’s debt balance.

The assertion that the divestitures could yield over $3 billion has 3 components.

1)
Health information solutions business (“HIS”) – Coppersmith calculates that based on the $1.834 billion the Company has publicly disclosed on HIS acquisitions minus the $1.39 billion in writedowns the Company has taken, yields a value of $444 million.  Notably, this is below the implied value from the enterprise value (EV) for the last twelve months (LTM) revenue of the Company’s one true publicly traded comparable, Healthways (HWAY). The reported HIS LTM revenue of $539 million times Healthways’ 1.1x multiple, yields $593 million in connection with a potential divestiture of HIS.    Coppersmith notes that the cited value is a conservative estimate and in their view understates the carrying value because a) the carrying value would be increased by capital invested by Alere and b) Alere has executed many acquisitions for HIS without disclosing the deal values that have accordingly not been factored into the $1.834 billion value that Coppersmith bases its calculations on.

2)
Consumer Diagnostics 50/50 joint venture interest (the “ JV”) - Coppersmith calculates that based on the reported JV LTM revenue of $185 million applied to the average LTM revenue of a peer group of consumer products companies (Proctor & Gamble, Colgate, Estee Lauder, Church & Dwight, Clorox and Kimberly-Clark) which are trading at 2.6x EV/LTM revenue, yields $480 million. Alere owns half of the JV and therefore Coppersmith estimates that the divestiture of the JV could result in half of $480 million, or $240 million for Alere. Notably, Proctor & Gamble paid $325 million for its 50% ownership in the JV in 2007.  Since 2007 the JV has grown bigger despite negative currency impact on this U.S.-European business. Coppersmith further notes that this methodology for computing the value of the divestiture of the JV was suggested to Coppersmith by Alere’s Chairman, President and CEO, Ron Zwanziger.

3)
Toxicology business - Alere reports that the Toxicology LTM revenues are $615 million. Coppersmith applied a 30% operating margin (Alere’s January 9, 2013 presentation at the JP Morgan Healthcare Conference page 16, they note that Toxicology has operating margins of greater than 30%) to get LTM EBIT of $184 million. Then Coppersmith added $19 million in D&A by taking Toxicology's revenue divided by total Professional Diagnostics revenue times total Professional Diagnostics D&A (i.e. Toxicology's proportional share of its group's total D&A, the specific breakdown of which Alere doesn't disclose). This yields LTM EBITDA of $204 million. Then Coppersmith applied a 15x EV/LTM EBITDA multiple which is what Toxicology's closest comparable, Medtox was sold for to LabCorp last year. Coppersmith believes this multiple is also consistent with the 14.9x average LTM EBITDA multiple of a broader group of large diagnostics deals. This yields a value of $3.1 billion.

June 24, 2013

The sum of the three components adds up to $3.7 billion. Coppersmith’s Proxy Statement discloses a conservative estimate of the value of the divestitures outlined above.

•
The statements regarding “rationalizing Alere’s expense structure’ which you assert could produce annual cost savings of “$50 million to $100 million” and how you believe the margins necessary to achieve these cost savings could be achieved, including the necessary reductions in corporate overhead need to reach these goals.

We acknowledge the Staff’s comment.  On a supplemental basis Coppersmith provides the following support for its belief that regarding “rationalizing Alere’s expense structure” could produce annual cost savings of “$50 million to $100 million.”  This assertion has several components.

•
Alere's adjusted SG&A margin in FY12 was 30.4% vs. 28.4% in FY10. We believe this margin deterioration can be reversed producing meaningful cost savings. Applying the FY10 SG&A margin to FY12 revenue of $2.8 billion would generate $55 million in savings.

•
FY12 corporate expense was $42 million for a 1.5% corporate expense ratio. Adjusting for the divestitures of HIM, the Consumer JV and Toxicology would yield adjusted FY12 revenue of $1.7 billion. Applying 1.5% to that revenue would yield $25 million in corporate expense or savings of $17 million.

•	Alere's FY12 adjusted Gross Margin was 53.6% vs. 56.1% in FY10. Making up 50-100% of the gross margin degradation since FY10 would generate $36-$71 million in savings.

•
FY12 adjusted R&D expense was $152 million. On the 3Q12 conference call management noted that they are redirecting 25% of R&D projects or $38 million, from long-term projects to short-term projects. They were previously spending 75% of R&D on long-term projects. We believe these expenditures should not be redirected and will represent potential savings.

The sum of these four components adds up to $146 million to $181 million.  Coppersmith’s Proxy Statement discloses a conservative estimate of the cost savings outlined above.

Anecdotally, while not quantifying them, the new Chief Operating Officer of Alere has talked about some of these same points. Regarding SG&A savings, on the 1Q13 call he states "The number and geographic dispersion of our business units combined with multiple new product launches both in the recent past and planned for in the near future brought us to peak expenditure level of SG&A as a percentage of sales in 2012. As such, my principal near-term financial objective is to begin generating leverage in our operating model. Numerous initiatives have already commenced including the creation of a global shared services team, aggregation of expenses and activities across multiple business units to obtain economies of scale, standardization of key business processes and aggressive steps to relocate support functions to lower-cost environments." Relating to R&D, he states " Beyond SG&A improvements, we've embarked on a rigorous prioritization process to better focus our efforts on a reduced number of objectives with a bias towards global and companywide priorities versus those that have only a local benefit." Regarding gross margins "As you know, we've got a very diverse set of manufacturing facilities around the world, and we believe that there are further opportunities for us to, one, automate and, two, to continue our cost improvement programs in those businesses."

June 24, 2013

8.
Refer to the statements on page 7 asserting that the Board should not merely be “reconstituted” with the four new nominees advanced by the Company.  Since you believe change is needed on the Board, explain specifically why you do not believe replacing the fact that the Company did not re-nominate four existing Board members but instead nominated four new people for election to the Board would not effectuate the change you assert is necessary.

We have revised the Proxy Statement to clarify that in light of the specific concerns with the Company’s new nominees that Coppersmith has outlined on page 7 of the Proxy Statement, Coppersmith does not believe that their addition to the Board will be a change for the better. In Coppersmith’s view, there is need not just for change but for improvement in the composition of the Board, as well as for shareholder representation on the Board.  See page 7 of the Proxy Statement.

9.	Refer to the chart on page 11. Define “enterprise value” as used in the chart.

We have revised the Proxy Statement to include a definition of “enterprise value” in the chart on page 11.  See page 11 of the Proxy Statement.

10.	See our comment above. Similarly define or explain how you have calculated “stock holder value destroyed” as used in the chart on page 11.

We have revised the Proxy Statement to include a definition of “stock holder value destroyed” in the chart on page 11, explaining how it is calculated.  See page 11 of the Proxy Statement.

11.	Revise to explain how you calculated the figures for “acquisitions net of divestitures” in the chart on page 11. Quantify or explain the source of the figures used.

We have revised the Proxy Statement to include a definition of  “acquisitions net of divestitures” in the chart on page 11, explaining how it is calculated.  See page 11 of the Proxy Statement.

12.
Refer to the last sentence in the first paragraph under “Our Three Nominees have the Experience, Qualifications and Objectivity Necessary to Fully Explore Available Opportunities to Unlock Value for Stockholders” on page 14.  Clarify (if true) that this sentence refers to the compensation to your nominees for their service as nominees/directors of Alere only.

We acknowledge the Staff’s comments and have revised the referenced sentence to clarify that it refers only to the compensation to the Nominees for their service as nominees of Coppersmith Capital.  See page 14 of the Proxy Statement.

Proposal 1 – Election of Directors

13.
We note that four directors will be elected at the annual meeting and you have nominated only three candidates.  Revise this section to make this clear and to note that you will use proxies solicited to vote for one of the Company’s nominees and to specify the names of the Company nominees for whom you will not vote.

June 24, 2013

We have revised the Proxy Statement to clarify that Coppersmith, consistent with the proxy rules, will use solicited proxies to vote for its three director nominees as well as one of the Company’s nominees.  See page 15 of the Proxy Statement.  Consistent with the proxy rules, Coppersmith will identify the Company nominees for whom it will not vote prior to the filing of its definitive proxy statement in connection with its solicitation.

14.
Refer to our last comment above.  In several places in the proxy statement, including in the letter to shareholders and on page 1, you characterize the election as for three rather than four director spots.  For example, in paragraph 1 of the letter to shareholders, you state “[v]ote upon the election of the Coppersmith Group’s three director nominees… in opposition to three of the Company’s director nominees to serve until the 2014 annual meeting of stockholders…”  The same agenda item is listed on page of the proxy statement.  Please revise to clarify that the election is for four seats on the Board rather than three, although you are nominating only three director candidates.

We have revised the Proxy Statement to clarify that there are four directors up for election at the Annual Meeting and that Coppersmith is soliciting proxies for the election of three nominees in opposition to three of the four Company’s nominees and will use solicited proxies to vote for one of the Company’s nominees in addition to its three candidates.  See the Cover Letter and page 1 of the Proxy Statement.

15.
We note that pursuant to the “Compensation Letter Agreements” entered into between Coppersmith and each of its three director nominees, the nominees (if elected as directors) will be prohibited from selling their Alere shares for a period of two years from the election, unless those shares are sold in accordance with the terms of a business combination involving Alere.  Expand the discussion of the sale transaction feature of the compensation agreements, and the fact that your directors-nominees would be paid sooner if the Company is sold.  Discuss how this serves to align your nominees’ interests with the long-term interests of all other shareholder, given that it may incentivize nominees to push for a sale with a more timely payment under the compensation agreements than would be possible through simple stock price appreciation.

We acknowledge the Staff’s comment.  On a supplemental basis, Coppersmith notes that the Proxy Statement provides disclosure of the restrictions on the sale of the Nominee Shares (as defined in the Proxy Statement) in the last paragraph on page 16.  Coppersmith does not believe that the fact that the compensation agreements allow transfer of the Nominee Shares in a business combination on the same terms as all other shareholders provides an incentive for the Nominees to “push for” a business combination if elected. Coppersmith believes that the Nominee Shares represent a minimal part of each Nominees net worth.  Coppersmith also believes that the transfer restriction is no different than a typical company policy that would require directors to hold a certain minimum stake in the company in order to better align their interests with those of shareholders.  Coppersmith also expects that if elected, the Nominees will evaluate any potential business combination involving the Company impartially and in accordance with their fiduciary duties as directors of Alere.  Accordingly, Coppersmith does not believe that a revision of its disclosure is warranted.

Other Participant Information, page 26

16.
Tell us supplementally, with a view to additional disclosure, how you concluded that Coppersmith Value Partners, LLC is not a participant in this solicitation, as that term is defined in Instruction 3(a)(iii) to Instruction 4 to Schedule 14A.  We understand that Coppersmith Value Partners, LLC submitted the notice of intent to nominate candidates for director on your behalf.

June 24, 2013

We have revised the Proxy Statement to include Coppersmith Value Partners, LLC as a participant in the proxy solicitation.  See pages 1, 26 and 27 of the Proxy Statement.

Other Matters and Additional Information, page 28

17.	Under “Stockholder Proposals,” revise to clarify that proposals submitted under Rule 14a-8 must be presented to the Company rather than “to us.”

We have revised the Proxy Statement accordingly.  See page 28 of the Proxy Statement.

Form of Proxy

18.	Revise the reference to a “special” meeting on the form of proxy.

We have revised the Proxy Statement accordingly.  See the Form of Proxy Card.

*          *          *          *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely, /s/ Steve Wolosky Steve Wolosky

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on June 13, 2013, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

COPPERSMITH VALUE PARTNERS, LLC

By: Coppersmith Capital Management, LLC, its Investment Manager

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

COPPERSMITH CAPITAL MANAGEMENT, LLC

By:	/s/ Jerome J. Lande
	Name:	Jerome J. Lande
	Title:	Managing Member

/s/ Jerome J. Lande
JEROME J. LANDE, Individually and as Attorney-In-Fact for Curt R. Hartman and Theodore E. Martin

/s/ Craig Rosenblum
CRAIG ROSENBLUM

SCOPIA PARTNERS LLC			SCOPIA PARTNERS QP LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member
SCOPIA PX, LLC			SCOPIA LONG LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA INTERNATIONAL MASTER FUND LP			SCOPIA PX INTERNATIONAL MASTER FUND LP

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA WINDMILL FUND, LP			SCOPIA LB LLC

By: Scopia Capital Management LLC, its Investment Manager			By: Scopia Capital Management LLC, its Investment Manager

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member		Title:	Managing Director of its Managing Member

SCOPIA CAPITAL GP LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Manager

SCOPIA CAPITAL MANAGEMENT LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director of its Managing Member

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH